UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*





                       Great Northern Iron Ore Properties
                       ----------------------------------
                                (Name of Issuer)




                                      Units
                          -----------------------------
                         (Title of Class of Securities)

                                   391064-10-2
                          -----------------------------
                                 (CUSIP Number)

                                 David A. Tepper
                                 51 JFK Parkway
                          Short Hills, New Jersey 07078
                                  (201)376-5400
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index: Page 8
                                Page 1 of 9 Pages

*    This Schedule 13-D is restated for EDGAR purposes.

                                  SCHEDULE 13D

CUSIP No. 391064-10-2                                         Page 2 of 9 Pages
          -----------


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Appaloosa Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                       ---
                                     b. X
                                       ---

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                              ---

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 69,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   69,400
    With
                           10       Shared Dispositive Power
                                            -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  69,400

12       Check Box If the Aggregate Amount in   Row (11) Excludes Certain
         Shares*                             ---

13       Percent of Class Represented By Amount in Row (11)
                  4.63%

14       Type of Reporting Person*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

CUSIP No.391064-10-2                                          Page 3 of 9 Pages
        ------------


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  David A. Tepper

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                       ---
                                     b. X
                                       ---

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           ---

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 69,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   69,400
    With
                           10       Shared Dispositive Power
                                            -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  69,400

12       Check Box If the Aggregate Amount in   Row (11) Excludes Certain
         Shares*                             ---

13       Percent of Class Represented By Amount in Row (11)
                  4.63%

14       Type of Reporting Person*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------




ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement on Schedule 13D relates to units of beneficial interest (the "Units") of Great Northern Iron Ore Properties, a Minnesota trust (the "Trust"). The principal executive offices of the Trust are located at W1290 First National Bank Building, St. Paul, Minnesota 55101.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit A.

         The Manager is general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"). The general partner of the Manager is Appaloosa Partners Inc., a Delaware corporation, of which David Tepper is the sole shareholder and President.

         The Manager acts as an investment adviser to the Partnership, Palomino Fund Ltd. ("Palomino"), and Reliance Standard Life Insurance Company ("Reliance"). Reliance is beneficially owned by Delphi Financial Group ("Delphi"). The address of the principal business and principal office of the Manager is 51 JFK Parkway, Short Hills, New Jersey 07078. The business address of David Tepper is 51 JFK Parkway, Short Hills, New Jersey 07078. The present principal occupation or employment of David Tepper is President of Appaloosa Partners Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. The address of the principal business and principal office of Reliance is 2501 Parkway, Philadelphia, Pennsylvania 19130. The address of the principal business and principal office of Delphi is 1105 North Market Street, Wilmington, Delaware 19899.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David Tepper is a citizen of the United States.


                                                              Page 4 of 11 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Of the 69,400 Units held by the Reporting Persons, 53,121 Units were purchased with the personal funds of the Partnership, 3,125 Units were purchased with the personal funds of Palomino and 13,154 Units were purchased with the personal funds of Reliance.


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         The purpose of the acquisition by the Reporting Persons of the Units is for investment. The Reporting Persons may consider making additional purchases of Units of the Trust in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Units in open-market or private transactions, depending upon prevailing market conditions and other factors.

         Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

(a) This statement on Schedule 13D relates to 69,400 Units beneficially owned by the Reporting Persons, which constitute approximately 4.63% of the issued and outstanding Units.

(b) The Manager has sole voting and dispositive power with respect to 69,400 Units. David Tepper has sole voting and dispositive power with respect to 69,400 Units.

(c) Within the past sixty days, the Reporting Persons sold Units on the date, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such sales were made on the open market.

(d) The Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Units on January 19, 1996.

(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

         As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership, which owns 53,121 Units. The Manager also acts as investment adviser to Palomino, which owns 3,125 Units, and Reliance, which owns 13,154 Units. David Tepper is the President of

                                                              Page 5 of 11 Pages

Appaloosa Partners Inc., which is the general partner of the Manager. The Manager is the general partner of the Partnership.

         Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Trust including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A:        Joint Filing Agreement.

         Exhibit B:        Transactions in Units Within Past 60 Days.



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1996



                                Appaloosa Management L.P.




                                By:       /s/ David A. Tepper
                                          -------------------------------------
                                          David A. Tepper
                                          President, Appaloosa Partners, Inc.,
                                          general partner

                                David A. Tepper




                                          /s/ David A. Tepper
                                          -------------------------------------



                                                              Page 6 of 11 Pages

                                       EXHIBIT INDEX
                                       -------------


Exhibit        Exhibit Name                                              Page
-------        ------------                                              ----



A              Joint Filing Agreement                                       8

B              Transactions in Shares Within Past 60 Days                   9




                                                              Page 7 of 11 Pages